
ESPANITA
TEQUILA
ESPANITA TEQUILA 100% PURO DE AGAVE
TEQUILA REPOSADO
EDICIÓN ARTESANO
100% AGAVE AZUL SMALL BATCH
TEQUILA BLANCO
TEQUILA AÑEJO

INVEST IN **ESPANITA TEQUILA COMPANY**

Super-premium 100% Blue Agave tequila with 18 Gold and Platinum Medals.

espanita-tequila.com Cheyenne WY

Female Founder | Alcohol & Vice | Ecommerce | Retail

Highlights

1. 18 Gold, Triple Gold, and Platinum Medals and "Tequila of the Year" 2021 award-winner.

2. Rapid expansion: distributed in 21 States and is expanding to 5 additional States.

3 Sold in major liquor chains: Walmart, Publix Liquors, Total Wine, Binny's, Crown Liquor, and ABC.

4 Available at the leading national e-commerce retailers such as ReserveBar and Drizzly.

5 Launched innovative Double Barrel Espanita Reposado, rated 97 Points and Triple Gold Medal winner.

6 Featured in Forbes, Chilled, Tasting Panel, Vinepair, Rachel Ray TV show and in Bartender Magazine.

7 Launching 3 new additions: Espanita Lime, Grapefruit and Pineapple infused with natural fruit.

8 Executive team with 34+ years combined experience in distilled spirits industry.

Our Team



Marina Wilson Founder and President

Responsible for day-to-day operations of the Company, Marina has been involved in distilled spirits industry as a senior executive since 2006. She is President of Double Eagle Imports, a company specializing in marketing and sales of craft spirits.

> The idea of launching Espanita developed organically, through our team's 32 years of experience in spirits industry. We believe that Espanita has potential for high growth and can potentially become a target for a Merger or Acquisition that could provide our investors with an attractive exit option.



Patrick Wilson Chief Operations Officer

Patrick manages sales support for Espanita Tequila. Leveraging his leadership skills

and tenured industry experience, Patrick's focus is on delivering the most efficient, cost-effective and seamless operations in all states of distribution.



Juan del Busto Head of Advisory Board

Juan is heading a non-fiduciary Advisory Board providing the Company with recommendations based on his life long career as a regional executive of the Federal Reserve Bank.



Felipe Pereira Advisory Board

Felipe is a member of the Company non-fiduciary Advisory Board where he advises the management on a wide array of issues related to corporate risk governance, compliance and operational improvements.

Affordable Luxury Without Compromise

Espanita® is 100% Blue Agave super-premium tequila developed by our Founder, Marina Wilson. It disrupts the tequila industry by offering consumers a genuine craft spirit of excellent quality, created by artisanal production techniques developed and perfected by generations of Mexican "tequilero" over 400 years, but presented in an upscale packaging at highly affordable retail shelf prices. Quickly growing and expanding its distribution footprint, Espanita is positioned in the fastest growing segment of tequila industry that attracts numerous mergers and acquisitions. In fact, our distillery produced Cabo Wabo, a brand of tequila that was sold to Gruppo Campari for a reported $95M in 2008.

With ratings of 93 to 97 points and with 18 Gold, Triple Gold and Platinum medals and numerous awards, Espanita Tequila is one of the highest rated tequilas on the market today. Our accolades include:

- **“TOP 100 SPIRITS”** (Wine Enthusiast Magazine)
- **“BEST BUY”** (Wine Enthusiast Magazine)
- **“HIGHEST RECOMMENDATION”** (Spirit Journal)
- **GOLD MEDAL / “EXCEPTIONAL”** (Beverage Testing Institute)
- **TRIPLE GOLD MEDAL** (MicroLiquor Spirit Awards)
- **GOLD MEDAL** (2020 USA Spirits Ratings)
- **TRIPLE GOLD MEDAL** (MicroLiquor Spirit Awards)
- **TEQUILA OF THE YEAR** (Bartender Spirits Awards)
- **PLATINUM MEDAL** (Ascot Awards)
- **DOUBLE GOLD MEDAL** (SIP Awards)

Espanita’s Distribution Footprint and Key Achievements

Our three main age expressions are Espanita Blanco, Espanita Reposado and Espanita Anejo. Espanita is positioned in super-premium price segment and generally retails from $31.99 to $39.99 per 750 ml bottle, depending on its age expression, an excellent price point for a luxury artisanal tequila.

The combination of Espanita’s handcrafted quality, award-winning upscale presentation and affordable retail prices creates a powerful unique selling proposition for the brand resulting in rapid expansion in distribution and a remarkable increase in sales.

Among brand's key accomplishments to date are:

- Rapid Growth of Distribution: Espanita is sold in 20 States and is working on launching in 5 more States the year-end.

Launched in 2017, Espanita Tequila is now sold in 20 States, including such top tequila consumption markets as California, Texas, Florida, Illinois, New York and Arizona. Building on the achieved momentum, the Company is working on adding 5 more States to Espanita's distribution footprint within the next twelve months of operations with the ultimate goal of developing Espanita Tequila in a thriving national brand.

- Espanita Tequila is sold in leading national and regional premier retail accounts and liquor chains.

Backed by retail activations programs, tasting events and brand training classes, Espanita has gained support from the leading trade buyers. Currently, Espanita Tequila is sold in such major national and regional liquor chains as Walmart, Publix Liquors, Total Wine & More, Binny's, Liquor Barn, Crown Liquors and ABC Fine Wine & Spirits, as well as in several hundreds of independent retail accounts.

- Developed and executing a major marketing campaign targeting industry buyers and consumers.

We have developed and started a major marketing campaign for Espanita Tequila working with such advertising partners as Chilled Magazine, Tasting Panel Magazine, Cigar & Spirits Magazine, Beverage Trade Media, Vinepair and Bartender Magazine.

These publications are among leading trade publications with subscribers including hospitality establishments, bars, restaurants, off-premise retailers and industry experts and insiders. Our marketing campaign includes advertisement, editorial content and social media marketing, generating hundreds of thousands views and online impressions for Espanita Tequila and elevating brand awareness with industry experts and trade buyers.

Leveraging on the established advertising infrastructure, the Company intends to further improve the ties with hospitality community by organizing cocktail competitions, engaging bartenders with the brand and helping to drive Espanita sales on premise.

- In 2022, we launched Double Barrel Espanita Reposado tequila, a new addition to out product line and it is already one of the highest rated tequilas on the market with 97 POINTS.

Innovation is a bloodline of the spirits industry. Modern consumers demand diverse and authentic experiences, and desire innovative and higher-end products. To satisfy their demand for innovative barrel-aged tequila expressions, we have launched Double Barrel Espanita Reposado, which was first aged in American Oak Barrels and then transferred to Bourbon casks sourced from Kentucky where Reposado matured for another 2 months.

Extra aging in Bourbon casks results in rich complex flavor, amazing aromatics and extraordinary smoothness. Launched in June of 2022, Espanita Double Barrel already won Triple Gold Medal and 97 Points from MicroLiquor Spirit Awards, making it one of the highest rated tequilas on the market.

- In 2022, the Company will be launching 3 new flavors: Espanita Lime

- In 2022, the Company will be launching 3 new flavors: Espanita Lime, Espanita Pineapple and Espanita Grapefruit.

Flavored tequila is one of the major drivers of the tequila industry. To take full advantage of this market trend, the Company in launching three new additions to our portfolio: Espanita Lime, Espanita Grapefruit and Espanita Pineapple. These flavored tequilas are produced by infusing natural fruit in our award-winning 100% Blue Agave Espanita Blanco tequila.

- Espanita Tequila is carried by leading national e-commerce platforms such as Drizzly and ReserveBar.

To provide convenience to our consumers and improve product availability, Espanita Tequila was launched at ReserveBar and Drizzly, leading national online alcohol retailers.

Espanita Takes advantage of industry growth trends

- Tap into a growing $35.8 Billion recession-resilient distilled spirits industry.

Spirits are gaining market share for 12 years straight and the industry growth has accelerated in the last 5 years allowing it to reach a notable $35.8 billion benchmark in 2021. Distilled spirits industry is recognized as recession-resilient by the Distilled Spirits Council of the U.S. (DISCUS). Sales of distilled spirits grew even in the periods of severe economic downturns such as 2008 recession and COVID-19 pandemic.

- Thriving Tequila industry in the USA has emerged as a "stellar performer", reaching a remarkable $5.2 Billion milestone in 2021. In the United States, tequila is a thriving $5.2 billion industry as American consumers cannot get enough of Mexico's native spirit. While celebrity brand launches have brought awareness to the tequila's heritage and tradition, it's excellent mixability in

awareness to the tequila's heritage and tradition, it's excellent mixability in drinks makes tequila a natural choice for on-premise and at-home cocktails.

- Strong Consumer Demand: Tequila market is experiencing an unprecedented boom. Its double-digit annual growth rates (30.1% in 2021) eclipse growth rates of all other spirits.

With last year's tequila industry growth of 30.1%, Blue Agave spirits surpassed the growth of all other categories of distilled spirits. A record 26.8 Million 9-liter cases of tequila were sold in the U.S. in 2021, as tequila industry reached a remarkable $5.2 Billion milestone.

- Consumers increasingly choose super premium 100% Blue Agave tequila brands: super-premium tequila sales skyrocketed 1,887% since 2002.

Consumer preference for high-end spirits, or premiumization, defines tequila industry. Over the last decade, American consumers have developed deep appreciation for 100% Blue Agave tequilas and their demand for super premium tequilas is on the rise. From sipping fine tequilas, to enjoying classic cocktails like the Margarita and Paloma, consumers' tastes for super premium tequila took off in 2021. Sale volumes of tequila in super-premium price category increased by 38.9% in 2021 comparatively with 2020 data.

- Top shelf tequila leads luxury brand sales in the United States with 63% sales growth in the first quarter of 2022.

Based on the Luxury Brand Index (LBI), tequila sales grew by 63% in the first quarter of 2022 compared with the same period in 2021. It outperformed such luxury spirits as bourbon, Scotch, Irish whiskey, cognac other luxury spirits. According to LBI, during last five years top shelf tequila sales exhibited a 44% annual sales growth, evidence of quickly growing demand for high quality Blue Agave spirits

- Tequila is set to overtake vodka as American most popular spirit.

Tequila is set to overtake vodka as American most popular spirit.

Industry experts predict that if tequila's double-digit growth rates continue in the future, tequila could surpass vodka as America's favorite spirit with the next several years, fueled by consumers' desire for top shelf tequila brands and consumer interest in innovative aged tequila expressions and original natural flavors.

Our business structure is designed for maximum growth and as attractive target for potential M&A.

Espanita Tequila was developed by Marina Wilson, a Founder of Espanita Tequila Company. Leveraging on her 15+ years industry experience as a President of Double Eagle Imports Ltd, federally licensed importer specializing in craft spirits, Marina designed the concept of Espanita's eye-catching presentation and spearheaded the development of its award-winning flavor profile.

The production of Espanita Tequila is outsourced to Impulsora Rombo, Mexican independent craft distillery, that serves as our contract manufacturer. Impulsora Rombo is not new to producing celebrity-endorsed spirits. It was this distillery that designed an iconic blue bottle and developed unique flavor profile for the famed Cabo Wabo, a brand of tequila endorsed by musician Sammy Hagar that sold for a reported price of $95 Million to Gruppo Campari in 2008.

Designing a right business structure is important for protecting intellectual property (IP) assets from dilution, misappropriation, theft or infringement and can facilitate a potential M&A exit by separating a target brand's IP from assets, operations and liabilities involving other brands imported and sold by Double Eagle Imports since potential buyers are only interested in the target brand's IP assets and have their own infrastructures developed for importation, marketing and sales.

In 2020, in order to position Espanita as an attractive M&A target, Espanita Tequila Company LLC was formed as a dedicated marketing and sales support

Tequila Company, LLC was formed as a dedicated marketing and sales support organization that is tasked with spearheading all brand development opportunities for Espanita Tequila. As a licensed entity, Double Eagle Imports will continue to provide the Company with importation services and other functions subject to federal and state liquor law compliance. IP assets of Espanita®, including brand's registered US Trademark, trade secrets, know-hows and copyrights, are transferred to a newly established Wyoming limited liability company, Spirited Ventures I, LLC that acts as IP holding company, protecting Espanita's IP assets. We believe that this structure allows for better management and asset protection and will be instrumental in attracting major investors and potential buyers for the brand. Spirited Ventures I, LLC serves as a Managing Member of Espanita Tequila Company. If the brand's IP assets are sold by our Managing Member, investors will be issued capital interests in Spirited Ventures I, LLC (in the same percentage of ownership), allowing for participation in net proceeds from the brand sale as described in our Subscription Agreement.

Our strategic objectives and marketing plans.

The Company's ultimate goal is to develop Espanita Tequila in an attractive potential acquisition target for a major liquor conglomerate within the next 3 to 5 years of operations. While the successful M&A transaction cannot be guaranteed, the Company believes that intrinsic qualities of the brand and its quick growth create an excellent foundation for the desired outcome that could create an attractive exit for the Company's investors.

To achieve this ultimate goal, we intend to work on achieving the following objectives:

(1) Create a widespread brand awareness for Espanita Tequila in the US and key international markets through initiatives including celebrity-centered marketing, advertising campaigns, retail activations, social media marketing and consumer engagements

engagements.

(2) Increase annual sales to at least 40,000 9-Liter cases through developing a dedicated sales organization, supporting our distributor's efforts in new account activations and providing post-placement marketing support to existing trade buyers.

(3) Develop Espanita Tequila in a national brand sold in all major markets across the US and further improve brand's availability to consumers by building a centralized E-commerce platform that would spearhead online sales by allowing quick and convenient purchasing and delivery.

(4) Develop and maintain brand reputation as craft tequila of excellent quality and protect its IP assets from potential dilution or infringement.

Summary

The Company believes that super-premium craft tequilas have enormous growth potential, backed by the high demand and key consumption trends, and industry research indicates that celebrity-endorsed spirits brands are on the forefront of being targeted for acquisition. We believe that Espanita Tequila has what it takes for a potential successful M&A exit and while such outcome can not be guaranteed we shall be striving to develop the brand in attractive target for potential acquisition. Designed with a motto "Affordable Luxury Without Compromise", Espanita Tequila offers consumers delicious agave-forward artisanal tequila presented in an upscale package, the high quality of both reaffirmed by multiple Gold medals, awards and accolades. And Espanita's accessible retail pricing is crucial for its quick growth and expansion of its distribution across major consumption markets. With these important components in place, we believe that our brand is well positioned for future growth and expansion and Wefunder investment will help us to realize our marketing plans and sales objectives.

We invite you to join us on this journey! Thank you for your consideration on behalf of Espanita Tequila Company's team.

Downloads

ETC Part 1 - Tequila.pdf

ETC Part 2 - Manufacturing.pdf

ETC Part 3 - Marketing.pdf

ETC Part 4 - Industry.pdf

ETC Part 5 - Company.pdf